FORM 10-C

                       Securities and Exchange Commission
                              Washington, DC 20549

      REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK MARKET,
  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ECHANGE ACT OF 1934
                      AND RULE 13a-17 OR 15d-17 THEREUNDER.



Exact Name of Issuer as Specified in Charter:          CONTOUR MEDICAL, INC.

Address of Principal Executive Offices:                3340 SCHERER DRIVE
                                                       ST. PETERSBURG, FLORIDA

Issuer's Telephone Number (Including Area Code):       (813) 572-0089


I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

     1.   Title of Security                            COMMON STOCK,
                                                       $.001 PAR VALUE

     2.   Number of Shares Outstanding Before
          the Change                                   4,965,859

     3.   Number of Shares Outstanding After
          the Change                                   5,214,223

     4.   Effective Date of Change                     MARCH 15, 1996

     5.   Method of Change                             STOCK SPLIT

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

     Give brief description of transaction             1.05 FOR 1 STOCK SPLIT

II.  CHANGE IN NAME OF ISSUER                          NOT APPLICABLE

     1.   Name prior to change

     2.   Name after change

     3.   Effective date of charter amendment
          changing name

     4.   Date of shareholder approval of change,
          if required


Date: March 20, 1996                 /s/ Gerald J. Flanagan
                                         Gerald J. Flanagan, President

                                                                   (contour.9)